Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Three Months Ended 30 June 2015
Key Information	Three Months Ended 30 June
	2016 US$M	2015 US$M	Movement
Net Sales From Ordinary Activities	428.3	416.8	UP	3.0%
Profit From Ordinary Activities After Tax Attributable to Shareholders	60.0	28.9	UP	N/A
Net Profit Attributable to Shareholders	60.0	28.9	UP	N/A
Net Tangible (Liabilities) Assets per Ordinary Share	US$(0.80)	US$(0.90)	UP	11.0%

Dividend Information

•

A special dividend of US22.0 cents per security (“FY2015 special dividend”) and an FY2015 second half ordinary dividend of US27.0 cents per security (“FY2015 second half dividend”) were paid to share/CUFS holders on 07 August 2015.

•

The record date to determine entitlements to the FY2015 special dividend and FY2015 second half dividend was 11 June 2015 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•

The company was required to deduct Irish DWT (currently 20% of the gross dividend amount) from these dividends and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

•

The Australian currency equivalent amount of the FY2015 special and FY2015 second half dividends paid to CUFS holders on 7 August 2015 converted to a combined dividend payment of 63.0826 Australian cents per CUFS.

•	No dividend reinvestment plan is currently in operation for dividends previously announced and paid by the Company.

Movements in Controlled Entities during three months ended 30 June 2015

There were no movements in controlled entities during three months ended 30 June 2015.

Audit

The results and financial information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.

Results for the 1st Quarter Ended 30 June 2015

Contents

1.	Media Release
2.	Management’s Analysis of Results
3.	Management Presentation
4.	Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2015 Annual Report which can be found on the company website at www.jameshardie.com.